SECU[illegible] 09055051 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45302

SEC Mail Processing Section

FEB 10 2009

Washington, DC 111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. CURCIO 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA FL 34231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

CLAIRE A. GUILMETTE
Notary Public - State of Florida
My Commission Expires May 23, 2009
Commission # DD 425847

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-mail jabs_39@ hotmail.com

February 5, 2009
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted

Jere A. Berkey, C. P. A.

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

JERE A. BERKEY, C. P. A
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2008, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and significant estimates made by management, as well as evaluationg the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240.17a-5. I found no material inadequacies to exist. There is no need to take any corrective action to remedy any inadequacies.

As more fully described in Note B (investments and related paarty transactions), and Note G (accrual of audit fees) to the financial statements, the Company is not in conformity with generally accepted accounting principles.

In my opinion, the financial statements refered to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2008, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed information of the subsidiary was subject to the same auditing procedures in the audit of the subsidiary financial statements. There was no material modifications to be made to such data.

Jere A. Berkey, C.P.A.
Sarasota, Florida
Feb 5, 2009

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
December 31, 2007

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 126,784
Accounts Receivble	127,784
Prepaid expenses	1,620
TOTAL CURRENT ASSETS	256,188
INVESTMENTS	
Investment in subsidiary	150,000
TOTAL INVESTMENTS	150,000
PROPERTY AND EQUIPMENT	
Office equipment	8,986
Office furniture and fixtures	27,404
Less : Accumulated depreciation	(28,553)
TOTAL PROPERTY AND EQUIPMENT	7,837
TOTAL ASSETS	$ 414,025
LIABILITIES & STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable - trade	$ 7,600
Accrued expenses	14,034
TOTAL CURRENT LIABILITIES	21,634
NON-CURRENT LIABILITIES	
Subordinated loan & Acc. Int. pay	337,944
TOTAL NON-CURRENT LIABILITIES	337,944
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value	958,916
Additional paid-in capital	493,500
Treasury stock	(140,000)
Retained earnings (deficit)	(1,257,969)
TOTAL STOCKHOLDER'S EQUITY	54,447
TOTAL LIABILITIES & STOCKHOLDER'S E	$ 414,025

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2008

REVENUE	
Commissions	$ 1,195,740
TOTAL REVENUE	1,195,740
SELLING EXPENSES	73,729
GENERAL & ADMIN. EXPENSES	987,618
NON-OPERATING (INCOME) AND EXPENSE	
Interest expense	(15,192)
Realized Loss-Subsidiary Invest.	(438,736)
TOTAL NON-OPERATING (INCOME) AND E	(453,928)
NET INCOME (LOSS)	(319,535)
BEGINNING RETAINED EARN (DEFICIT)	(938,434)
ENDING RETAINED EAR. (DEFICIT)	$ (1,257,969)

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIE		
Net income(loss)	$	(319,535)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		2,422
Change in accounts receivable		(55,214)
Change in prepaid assets		(135)
Change in accounts payable		168
Change in accrued expenses		(3,297)
Increase in accrued interest		15,193
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		(360,398)
CASH FLOWS FROM INVESTMENT ACTIVITI		
Invest. loss in Subsidiary		438,736
Purchase of Computers/Components		(6,054)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		432,682
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES		-0-
NET INCREASE(DECREASE) IN CASH		72,284
CASH AT BEGINNING OF PERIOD		54,500
CASH AT END OF PERIOD	$	126,784
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income Taxes	$	-0-

See accompanying notes

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A- SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc., was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant funds. Beginning in July 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity 's clients. The former investors in the previous Valiant Funds were rolled into the Dreyfus family of funds.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 200% DB for federal income tax purposes.

Income Taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Ressearch, Inc., for income tax purposes. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry ford.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent to Integrity Management & Research, Inc., a wholly owned subsidiary. While Integrity Management and Research, Inc. was in a development state from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangement for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of funds for all of their customers.

The investment in the subsidiary was revalued in 2008 resulting in a substantial writedown of the previous cost basis which was carried on the books without reflecting cumulative losses incurred as December 31, 2007. The owners of Integrity Management and Research have elected to keep the company operating with limited activity as a personal service company.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE C - INCOME TAXES

In the years ended December 31, 1992, through 2008, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income for subsequent years through year ended December 31, 2008. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.
In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE D - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2008.

NOTE E - LONG TERM SUBORDINATED LOAN PAYABLE

The Company received $ 125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994. The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was sumbitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due dates on the subordinated loan principle and interest. Permission was granted.

On September 27, 2006, the loan principal and accrued interest were combined for a new subordinated loan of $ 303,761 with interest thereon payable at the rate of 5 % per annum effective with the date of this agreement. NASD approval was granted on September 28, 2006 for the latest extension until September 30, 2009.

The latest subordinated loan agreement extension was submitted and approved August 11, 2008 extending the maturity date for the principal and interest from September 30, 2009 to September 30, 2010.
The loan number assigned under this agreement is # 1188747.

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would not constitute unauthorized repayment.

Further provisions covering these agreements are contained within 17 CFR240-15C3-1 to C3-3a.

See accompanying notes

NOTE F - OFFICE -CONDO BUILDING LEASE AGREEMENT

The company sold their condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC., whose controlling shareholder is a controlling shareholder in Integrity Investments. Inc. It has been determined that the real estate sale was a bonifide real estate / armslength transaction.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012.

Terms of the lease call for a " Base Rent " for each lease year in the sum of $ 33,717.96, payable in consecutive monthly installments of $ 2,809.83, each together with applicable sales tax. The company is also responsible for the payment of all condominuim fees, assessments, insurance , real estate taxes, maintenance and utility bills for said premises.

SUPPLEMENTARY

INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2008

SELLING EXPENSES		
Entertainment	$	18,946
Travel & lodging		54,782
TOTAL SELLING EXPENSES	$	73,728
GENERAL & ADMIN. EXPENSES		
Accounting and auditing	$	17,456
Bank service charges		1,192
Depreciation & Amortization		2,422
Contributions		1,660
Dues and subscription		3,916
Education and Training & Conference		15,720
Fund Custodial & S/H Fees		14,880
Insurance		87,412
Leases-equipment		1,298
Licenses & registration fees		2,379
Office supplies& postage		8,153
Legal fees		1,203
Printing		535
Professional services		3,253
Rent-Office Building		45,127
Repairs and maintenance		315
Salaries-office		716,000
Taxes-Payroll		41,115
Telephone & internet		21,655
Utilities		1,927
TOTAL GENERAL & ADMIN. EXPENSES	$	987,618

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2008

SCHEDULE 1 — **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ 54,447
Add back: Subordinated loans		337,944
Deduct: Non-allowable assets		
Investment in subsidiary	$ 150,000	
Cost of property and equipment	36,390	
Allowance for depreciation	(28,553)	
Prepaid expenses	1,620	
Cash-proprietary trading	7	
		159,464
Current capital		232,927
Deduct haircuts		-----0---
Net allowable capital		232,927
Required capital		5,000
Excess net capital		$ 227,927

SCHEDULE 2- — **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3- — **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(c)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2008

Reconciliation of computation of net capital pursuant to Rule 15C3-1 between audited statements and unaudited statements at December 31, 2008

	Audited	Un-audited	Difference
Total Assets	$ 414,025	$ 846,305	$ (432,280)
Less total liabilities	359,578	368,096	8,518
Net worth	54,447	478,709	(423,762)
Add subordinated loans	337,944	337,944	--------
Adjusted net worth	392,391	816,153	(438,736)
Less non-allowable assets			
Investment in Subsidiary	150,000	588,736	(438,736)
Furniture and fixtures	27,404	27,404	---
Office equipment	8,986	4,198	4,788
Accumulated dep.	(28,553)	(29,425)	872
Prepaid expense	1,620	822	798
Cash-proprietary trading	7	7	---
Total non-allowable	159,464	591,742	432,278
Current capital	232,927	224,411	8,516
Less: haircuts	----	---	---
Net capital	232,927	224,411	8,516
Required capital	5,000	5,000	----
Excess net capital	$ 227,927	$ 219,411	$ 8,516

Explanation of differences:
The principal difference in total assets is due to the revaluation of the carrying value of the investment in the subsidiary stock with minor adjustments for purchase of equipment, prepaid expenses and depreciation. Their were minor differences in liabilities due to adjustments in accruals and payables. The principal difference in non-allowable assets was due the write-down of the investment in the subsidiary.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2008

Year	Common stock Shares	Amount	Additional Paid-in capital	Retained Earnings
		$	$	$
1992-93	4,000,000	400,000		(17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,544)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury S/H	(200,000)			
2001	-----	----	-----	(726,802)
2002	-----	----	-----	(793,783)
2003	-----	----	-----	(805,450)
2004	----	----	-----	(818,769)
2005	-----	----	-----	(846,337)
2006	-----	----	-----	(906,781)
2007	-----	----	-----	(938,434)
2008	----	----	-----	(1,257,969)
Balances:				
Dec. 31, 2008	9,389,194	$ 958,920	$ 493,500	$ (1,257,969)

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2008

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

	Maturity Date12/31/08
Total loan payable	$ 303,761
Subordinated accrued interest (note 1)	34,182
Total subordinated liabililties	$ 337,943

Note (1): The company requested permissiion to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On September 28, 2006, approval was received to extend the maturity date on the loan to September 30, 2008.

On August 11, 2008, a subordinated loan amendment was approved extending the maturity date from September 30, 2008 to September 30, 2010.

See accompany notes